Deloitte LLP

Brookfield Place

181 Bay Street

Suite 1400

Toronto ON M5J 2V1

Canada

Tel: 416-601-6150

Fax: 416-601-6610

www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-178956 on Form F-10 of our reports dated March 3, 2014 relating to the consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”) for the year ended December 31, 2013 and the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2013 appearing in this Form 6-K.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 3, 2014